UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number:  0-21660

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPA JOHN’S INTERNATIONAL, INC.

2002 Papa John’s Boulevard

Louisville, Kentucky  40299-2367

(502) 261-7272

Papa John’s International, Inc. 401(k) Plan

Financial Statements and Schedule

Years ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

401(k) Plan Committee
Papa John’s International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Papa John’s International, Inc. 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mountjoy & Bressler, LLP

Louisville, Kentucky
June 24, 2008

Papa John’s International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Assets
Investments at fair value:
Papa John’s International, Inc. common stock	$981,198	$1,286,192
Mutual funds	8,557,313	7,770,990
Pooled separate accounts	13,632,492	11,522,635
Common collective trust	1,446,153	1,397,305
Participant loans	810,589	752,740
Total investments	25,427,745	22,729,862

Contributions receivable from employer	880,694	418,582
Total assets	26,308,439	23,148,444

Liabilities
Excess contributions refundable to participants	335,961	377,189
Net assets available for benefits at fair value	25,972,478	22,771,255
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	9,387	22,179
Net assets available for benefits	$25,981,865	$22,793,434

See accompanying independent auditors’ report and notes to the financial statements.

Papa John’s International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	December 31,
	2007	2006

Additions:
Investment income:
Net appreciation in fair value of investments	$1,038,147	$2,394,495
Interest and dividend income	129,777	148,135
Total investment income	1,167,924	2,542,630

Contributions:
Participants	3,316,579	2,160,880
Rollover	187,955	132,793
Employer	881,818	324,171
Total contributions	4,386,352	2,617,844

Deductions:
Benefits paid to participants	(2,359,049)	(2,333,368)
Administrative fees	(6,796)	(8,509)
Net increase	3,188,431	2,818,597
Net assets available for benefits at beginning of year	22,793,434	19,974,837
Net assets available for benefits at end of year	$25,981,865	$22,793,434

See accompanying independent auditors’ report and notes to the financial statements.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2007

1.  Description of Plan

The following description of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

Papa John’s International, Inc. (the “Company”) established the Plan on October 1, 1995. The Plan is a defined contribution plan available to all employees of the Company and its subsidiaries, who have attained the age of twenty-one, completed one year of service and who work at least 1,000 hours annually. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Contributions

During 2005, participants could voluntarily elect to contribute from 1 to 20 percent of annual eligible wages to their accounts within the Plan. Beginning March 1, 2006, participants could voluntarily elect to contribute from 1 to 75 percent of annual eligible wages to their accounts within the Plan. Participant contributions are subject to Internal Revenue Code limits. The Company may, at its discretion, make matching or profit sharing contributions to the Plan. During 2007 and 2006, the Company contributed, to participants actively employed on the last day of the plan year, an amount equal to 35 cents and 25 cents, respectively, for every dollar contributed by the participants up to a maximum of the first 6 percent of the participants’ eligible compensation contributed to the Plan.

Participant Accounts

All contributions are allocated at the direction of the participant among selected investment funds. Each fund’s investment income or loss, less any investment management fee, is allocated to participants’ accounts based on their proportionate interest in the fund. The value of participants’ accounts will fluctuate with the market value of the securities in which the fund is invested.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1.  Description of Plan (continued)

Vesting

Participant contributions and the earnings on those contributions are immediately vested to the participant. Company discretionary contributions vest subject to a five-year graded vesting schedule. In order to receive vesting credit in a Plan year, a participant must have had at least 1,000 hours of service in the Plan year.

Payment of Benefits

Vested account balances are payable upon retirement, death or disability, termination of employment, or earlier for hardship reasons.

Participant Loans

Eligible participants may borrow from their accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prevailing market rate at the time of the loan.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. Forfeited amounts approximated $12,000 and $14,000 at December 31, 2007 and 2006, respectively.

Recordkeeper and Trustee Change

During 2006, the Plan changed its recordkeeper and trustee from Metropolitan Life Insurance Company (“MetLife”) to The Principal Life Insurance Company (“Principal”). In conjunction with the change, the investment offerings to participants were also changed from 15 mutual funds and an option to invest in a guaranteed investment contract to 17 pooled-separate accounts, four mutual funds and a stable value fund held in a common collective trust. The Papa John’s International, Inc. common stock investment option was available through both recordkeepers.

Administrative Expenses

Certain Plan professional expenses are paid directly by the Company.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.  Significant Accounting Policies

Recent Accounting Pronouncements

As described in Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value, even though contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 requires companies to determine fair value based on the price that would be received to sell the asset or paid to transfer the liability to a market participant. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement.  The Company will adopt the provisions of SFAS No. 157 in two phases: (1) phase one is effective for financial assets and liabilities in the fiscal year beginning after November 15, 2007 and (2) phase two is effective for non-financial assets and liabilities for fiscal years beginning after November 15, 2008.

SFAS No. 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following categories:

•                  Level 1: Quoted market prices in active markets for identical assets or liabilities.

•                  Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

•                  Level 3: Unobservable inputs that are not corroborated by market data.

The adoption of this statement is not expected to have a significant impact on the Plan’s statement of net assets available for benefits or statement of changes in net assets available for benefits.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.  Significant Accounting Policies (continued)

Investments

Papa John’s International, Inc. common stock is stated at fair value as determined by the last reported sales price on the last business day of the plan year. Mutual funds and funds held in pooled separate accounts are stated at fair value as determined by quoted market prices on the last business day of the plan year. Outstanding participant loan balances are stated at cost, which approximates fair value.

The Plan’s investment options include a stable value fund with Principal, which is a benefit-responsive investment contract, held in a common collective trust fund. The stable value fund invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. The stable value fund allows for earnings stability regardless of the volatility of the financial markets and is recorded in the accompanying financial statements at fair value. Fair value represents quoted market prices for synthetic GICs, while the fair value of conventional GICs is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of December 31, 2007 and December 31, 2006. The crediting interest rate for the stable value fund averaged 5.0% and 4.8% during 2007 and 2006, respectively, and the market interest rate was 5.2% and 5.3% during 2007 and 2006, respectively.

The Plan’s investment options included a conventional GIC with MetLife until the time of the transfer to Principal in 2006. The contributions were maintained in a general account and the account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The average yield and crediting interest rate on such investments was 4.2% in 2006. The crediting interest rate changed annually and was based on an agreed upon formula with the issuer. Participants directed the withdrawal or transfer of all or a portion of their investment at contract value. At the time of transfer to Principal, the Plan was charged approximately $89,000 in prepayment penalties, which is included as a reduction in net appreciation in fair value of investments.

Contributions

Contributions from participants are recorded when the Company makes payroll deductions. Discretionary employer contributions are determined, funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants’ individual accounts.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.  Significant Accounting Policies (continued)

Excess Contributions Refundable to Participants

The Plan is subject to certain limits for highly-compensated participants as defined by the Internal Revenue Code (the “IRC”). Calculations performed subsequent to the Plan year-end indicated excess contributions refundable to participants of $335,961 and $377,189 as of December 31, 2007 and 2006, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investments

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value during the years as follows:

	December 31,
	2007	2006

Common stock	$(273,910)	$(29,180)
Mutual funds	621,821	1,520,225
Pooled separate accounts	636,620	933,729
Common collective trust	53,616	15,037
Guaranteed investment contract	—	(45,316)
Net appreciation in fair value of investments	$1,038,147	$2,394,495

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3.              Investments (continued)

Individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2007	2006
Common stock:
Papa John’s International, Inc.*	$981,198	$1,286,192
Mutual funds:
Neuberger Berman Partners Advantage Fund	4,908,598	4,674,413
American Funds Growth Fund of America	2,655,974	2,224,229
Pooled separate accounts:
Principal LifeTime 2030 Separate Account	2,126,181	1,571,429
Principal Mid-Cap Growth II Separate Account	2,465,114	2,767,268
Principal Small Company Value Separate Account	1,303,965	1,708,583
Principal Diversified International Separate Account	2,799,625	2,491,381
Common collective trust:
Principal Stable Value Fund	1,446,153	1,397,305

*                 Investment balance is less than 5% of the Plan’s net assets and is presented for comparative purposes only.

4.              Tax Status

The Plan received a determination letter from the Internal Revenue Service (the “IRS”) dated March 3, 2005 stating that the Plan was qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust was exempt from taxation. Effective September 1, 2006, the Plan adopted Principal’s prototype non-standardized profit sharing plan. Principal received an opinion letter dated July 22, 2003, from the IRS, stating that the form of the prototype non-standardized profit sharing plan is acceptable under Section 401(a) of the Code for use by employers for the benefit of their employees. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5.              Transactions with Parties-in-Interest

Transactions in shares of Papa John’s International, Inc. (“Papa John’s”) common stock qualify as allowable party-in-interest transactions under the provisions of ERISA. The Plan held $981,198 and $1,286,192 of Papa John’s common stock at December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan held units in various pooled separate accounts and a stable value fund of Principal, the Plan custodian. These transactions qualify as allowable party-in-interest transactions under the provisions of ERISA.

6.              Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.              Reconciliation to the Form 5500

The following is a reconciliation of net assets available for benefits from the Form 5500, “Annual Return/Report of Employee Benefit Plan” (Form 5500), which is filed with the Department of Labor, to the financial statements:

	December 31,
	2007	2006

Net assets available for benefits per Form 5500	$26,308,439	$23,148,444
Excess contributions refundable to participants	(335,961)	(377,189)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	9,387	22,179
Net assets available for benefits per the financial statements	$25,981,865	$22,793,434

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

7.              Reconciliation to the Form 5500 (continued)

The following is a reconciliation of investment income from the Form 5500 to the financial statements:

	December 31,
	2007	2006

Total investment income per the Form 5500	$1,180,716	$2,520,451
Change in adjustments from fair value to contract value for fully benefit-responsive investment contracts	(12,792)	22,179
Total investment income per the financial statements	$1,167,924	$2,542,630

The following is a reconciliation of contributions from the Form 5500 to the financial statements:

	December 31,
	2007	2006

Total contributions per the Form 5500	$4,723,588	$3,357,329
Excess contributions refundable to participants	(335,961)	(377,189)
Excess contributions refunded to participants	(1,275)	—
Contributions receivable from participants at December 31, 2005	—	(34,879)
Contributions receivable from employer at December 31, 2005	—	(327,417)
Total contributions per the financial statements	$4,386,352	$2,617,844

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

7.              Reconciliation to the Form 5500 (continued)

The following is a reconciliation of benefits paid to participants from the Form 5500 to the financial statements:

	December 31,
	2007	2006

Total benefits paid to participants per the Form 5500	$2,359,049	$2,520,642
Excess contributions refunded to participants	—	(187,274)
Total benefits paid to participants per the financial statements	$2,359,049	$2,333,368

Schedule

Papa John’s International, Inc. 401(k) Plan

EIN:  61-1203323, Plan Number:  001

Schedule H, Line 4i-Schedule of Assets
(Held At End of Year)

December 31, 2007

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held or Rate of Interest	Current Value

Common stock:
*Papa John’s International, Inc.	Common Stock	43,225 shares	$981,198

Mutual funds:
Neuberger Berman Management	Partners Advantage Fund	223,728 shares	4,908,598
American Funds Service Company	Growth Fund of America	79,235 shares	2,655,974
Fidelity Investments	Advantage High Income Advantage Fund	68,819 shares	696,449
Fidelity Investments	Advantage Equity Income Fund	10,085 shares	296,292
			8,557,313
Pooled separate accounts:
*Principal Life Insurance Company	Mid-Cap Growth II Separate Account	60,418 shares	2,465,114
*Principal Life Insurance Company	Diversified International Separate Account	41,578 shares	2,799,625
*Principal Life Insurance Company	Small Company Value Separate Account	32,858 shares	1,303,965
*Principal Life Insurance Company	LifeTime 2030 Separate Account	130,361 shares	2,126,181
*Principal Life Insurance Company	Bond & Mortgage Separate Account	1,290 shares	924,867
*Principal Life Insurance Company	Medium Company Value Separate Account	11,294 shares	716,571
*Principal Life Insurance Company	Small Company Growth Separate Account	15,164 shares	346,086
*Principal Life Insurance Company	LifeTime 2010 Separate Account	17,823 shares	270,749
*Principal Life Insurance Company	International Emerging Markets Separate Account	12,121 shares	738,373
*Principal Life Insurance Company	LifeTime 2020 Separate Account	38,373 shares	616,581
*Principal Life Insurance Company	LifeTime 2040 Separate Account	31,121 shares	506,960
*Principal Life Insurance Company	Mid-Cap Stock Index Separate Account	9,464 shares	208,640
*Principal Life Insurance Company	Large-Cap Stock Index Separate Account	3,503 shares	185,712
*Principal Life Insurance Company	Small-Cap Stock Index Separate Account	4,180 shares	92,871
*Principal Life Insurance Company	LifeTime 2050 Separate Account	12,441 shares	201,631
*Principal Life Insurance Company	Government & High Quality Bond Separate Account	2,929 shares	59,235
*Principal Life Insurance Company	LifeTime Strategic Income Separate Account	4,894 shares	69,331
			13,632,492
Common collective trust:
*Union Bond & Trust Company	Principal Stable Value Fund	90,528 shares	1,446,153

Participant Loans		5.00% to 9.50% per annum	810,589

			$25,427,745

*Represents party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

Date: June 26, 2008	/s/ J. David Flanery
J. David Flanery
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

23	Consent of Mountjoy & Bressler, LLP